TABCORP

TABCORP Holdings Limited
ACN 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

04 APR 15 AM 7:21

6 April 2004

04024439

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

PROCESSED SUPPL
APR 21 2004
THOMSON FINANCIAL

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Peter Caillard

Peter Caillard
Company Secretary

dlo 4/20

Enc.

File No. 82-3841

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

6 April 2004

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

We refer to the Appendix 3B submitted by TABCORP Holdings Limited (***TABCORP***) on 22 March 2004 in respect of the issue of ordinary shares in TABCORP in connection with the TABCORP Dividend Reinvestment Plan (***DRP***). Certain of the shares referred to in the Appendix 3B were issued pursuant to an underwriting of part of the DRP. For the purposes of relief under Category 1 of Schedule C of ASIC Class Order [CO 02/1180] in respect of those shares, TABCORP hereby notifies Australian Stock Exchange Limited that there is no information to be disclosed of the kind that would be required to be disclosed under subsection 713(5) of the Corporations Act if a prospectus were to be issued in reliance on section 713 of the Corporations Act in relation to an offer of ordinary shares in TABCORP.

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

7 April 2004

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: TABCORP Holdings Limited -- Rule 12g3-2(b)
Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Peter Caillard
Company Secretary

Enc.

File No. 82-3841

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

7 April 2004

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

Interim Dividend Mailing to Shareholders

Attached are materials that TABCORP Holdings Limited has dispatched to its shareholders with the interim dividend statements. Attached are the following items;

- half year report for the six months ended 31 December 2003,
- shareholder benefits card and accompanying letter, and
- shareholder benefits brochure.

OUTLOOK

The company currently expects that the strong first half performance will be sustained for the full year. Net profit after tax (pre goodwill and non-recurring items) is anticipated to be 20% to 25% above the year ended 30 June 2003.

The merger with Jupiters Limited was successfully completed in November 2003. As mentioned earlier in the report, the expected synergies are above forecast and the integration is ahead of schedule.

TABCORP continues to set new benchmarks for entertainment and hospitality in our industry, striving to offer high quality, innovative products and providing the highest levels of service to customers.

Its diversified businesses across the east coast of Australia ensure that TABCORP is well positioned for future growth, delivering rewards to shareholders and strong support to the racing, entertainment and tourism industries.

On 23 February 2004 the company announced a takeover bid for Tab Limited. A merger of TABCORP and Tab will create significant value for shareholders through the realisation of substantial synergies and efficiencies, as we have achieved with the recent acquisition of Jupiters. TABCORP believes that it can realise synergies and efficiencies (contributing to pre-tax earnings) of at least $53 million per year in the third full year following completion of the merger. These savings are after deducting the NSW and Victorian racing industries' net share of synergies and assuming certain regulatory approvals are obtained. A successful merger would consolidate our position as one of the world's premier gambling and entertainment companies and would give the merged company an excellent platform from which to grow.

SHAREHOLDER INFORMATION

Registered Office

TABCORP Holdings Limited

5 Bowen Crescent
Melbourne Victoria 3004
Australia
Telephone: (03) 9868 2100
Facsimile: (03) 9868 2300

Share Registry

ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne Victoria 3000
Australia
Telephone: (03) 9615 9780
Facsimile: (03) 9615 9900
Toll Free: 1300 665 661
Email:
registrars@asxperpetual.com.au
www.asxperpetual.com.au

General enquiries about TABCORP

Shareholder Relations Manager
Telephone: (03) 9868 2779
Facsimile: (03) 9868 2726
Email: investor@tabcorp.com.au

Online shareholder information

For further information about TABCORP, please visit our website at: www.tabcorp.com.au

Information on this website is updated regularly to enable shareholders to conveniently access information about TABCORP and its businesses.



TABCORP
TABCORP HOLDINGS LIMITED
ABN 66 063 780 709
HALF YEAR REPORT
31 DECEMBER 2003

HIGHLIGHTS

- Net profit after tax (before goodwill) – up 23.5% to $173.2 million (an increase of 20.6% excluding non-recurring items)
- Earnings per share (before goodwill) – up 19.5% to 45.3 cents (an increase of 16.8% excluding non-recurring items)
- Basic earnings per share – up 14.7% to 40.6 cents
- Interim dividend 35 cents per share fully franked – up 6.1% on previous interim dividend of 33 cents per share. Introduction of a dividend reinvestment plan.
- Dividend payout ratio of 83.9% compared to 86.0% on a before goodwill basis
- Net operating revenue $1,118.5 million – up 13.8%
- Earnings before interest, taxation and goodwill amortisation (EBITA) – up 25.4% to $284.7 million
- Taxes on gambling paid by TABCORP businesses – $401.2 million
- Income generated for the Victorian racing industry – $135.0 million
- The TABCORP group contributed $38 million to state community benefit funds
- Successful merger with Jupiters and synergies greater than expected
- Takeover offer for Tab Limited


Dividends per share
Cents per share (fully franked)
26
32
34
Up 6.1%
Final dividend
Interim dividend
00/01
01/02
02/03
03/04

Comparisons refer to the previous corresponding half year period, unless otherwise stated

DIRECTORS' REPORT

The Directors of TABCORP Holdings Limited are pleased to report net profit after tax before goodwill of $173.2 million for the six months ended 31 December 2003, being a 23.5% increase compared to the previous corresponding period.

The Directors declared an interim dividend of 35 cents per share fully franked, up from 33 cents for the previous comparable period. The Board has activated a new dividend reinvestment plan enabling shareholders to use this dividend to purchase additional shares at a discount of 2.5%.

Shareholders holding not less than 200 shares will have received with this report information about the new shareholder benefits scheme. This shareholder benefits scheme provides benefits, such as special hotel room rates and restaurant discounts, available at the company's hotel and casino complexes.The benefits scheme is available to those shareholders holding at least 200 shares.

During the half-year, TABCORP businesses paid out a total of $401.2 million in taxes on gambling that help provide essential services in the community and support for various groups. In addition, the Victorian racing industry received $135.0 million from TABCORP businesses, assisting the industry to maintain a market leading position in the provision of racing products and to operate outstanding events such as the Spring Racing Carnival.

Star City received an extremely positive review following the triennial review by the NSW Casino Control Authority. The review found that Star City has in place a thorough, comprehensive and impressive compliance system which is overseen in a highly competent and focussed manner. This has been the result of TABCORP's firm commitment to operate a highly reputable hotel and casino complex, which is a major tourist attraction in Australia. TABCORP has enhanced the reputation of Star City and implemented a successful cultural change program at the same time as substantially improving EBITA profitability from $112.3 million in the year ended 30 June 2001 to $181.7 million in the year ended 30 June 2003 (excluding non-recurring items).

The Jupiters merger completed in November 2003 has been managed successfully and is ahead of schedule and financial forecasts. The expected annual synergies arising from the Jupiters merger are $24.6 million, $14.4 million above the $10.2 million identified at the time of the merger, with $20.5 million expected to be achieved in the year ending 30 June 2005. The merged group is benefiting already from the increased scale, business diversity and enhanced financial strength resulting from this merger.

Following the merger with Jupiters the Board had the pleasure of welcoming John Story and Lawrence Willett as non-executive Directors of TABCORP. John Story was previously a Director of Jupiters and Lawrence Willett was previously Chairman of Jupiters. They bring substantial corporate, industry and administrative experience to the TABCORP Board.

Michael Robinson
Chairman

Matthew Slatter
Managing Director and
Chief Executive Officer

REVIEW OF OPERATIONS

During the half year ended 31 December 2003, TABCORP's net operating revenue grew by 13.8% to $1,118.5 million. Wagering revenue grew strongly on the previous period and the Casinos division reported a 39.3% increase in revenue. There was evidence of a recovery in the last few months of the half year, but smoking bans in Victoria continued to hold down activity in the Gaming division. Revenue was down by 4.6% for the half year compared to the prior corresponding period, with Victorian gaming revenue down 5.3%.

Earnings before interest, taxation and goodwill amortisation (EBITA) for the TABCORP group were $284.7 million, up 25.4% on the prior corresponding period (up 23.1% excluding non-recurring items in the prior period).

Earnings per share before goodwill amortisation increased 19.5% on the prior corresponding period to 45.3 cents.

The annualised return on average shareholders' equity (before goodwill) of 21.6% was achieved through continued tight control on expenses and efficient capital management.

TABCORP Financial Results Summary	6 Months to 31 Dec 03 $m	6 Months to 31 Dec 02 $m	Change %
Operating revenue	1,118.5	983.1	13.8
Total revenue from ordinary activities	1,131.4	991.1	14.2
EBITDA	333.7	272.4	22.5
EBITA	284.7	227.1	25.4
NPAT	155.4	131.2	18.4
NPAT before goodwill	173.2	140.3	23.5

EBITDA – Earnings before interest, tax, depreciation and goodwill amortisation
EBITA – Earnings before interest, tax and goodwill amortisation
NPAT – Net profit after tax

Net operating revenue
$ Million


Up 13.8%
Second half
First half
00/01
01/02
02/03
03/04

Net profit after tax
$ Million (after non-recurring items)


Up 18.4%
Second half
First half
00/01
01/02
02/03
03/04

WAGERING AND NETWORK GAMES DIVISION

The Wagering and Network Games division recorded a 13.3% increase in net operating revenue to $253.3 million. The increase in net operating revenue was achieved by a combination of solid underlying growth in its traditional Victorian based wagering businesses and the inclusion of the Jupiters' businesses of Keno and Jupiters International technology sales for the months of November and December. On a comparative six-month pro-forma basis, including the Jupiters businesses for the full six months in the periods ending 31 December 2003 and 31 December 2002, the overall revenue growth was 7.6% on the prior corresponding period.

Revenue from wagering on racing increased by 3.8%. Revenue from thoroughbred racing grew by 2.6%, supported by a record Flemington Spring Carnival. Revenue from harness racing grew by 5.2% and greyhound racing grew by 8.6%, with the codes benefiting from additional meeting coverage and enhanced marketing.

Revenue from sportsbetting grew by 23.7%, with the World Cup Rugby tournament attracting considerable interest from existing and new customers.

Trackside, the animated horse racing game, continued to provide strong revenue growth of 23.1% in Victorian retail outlets, with further expansion planned during the next 12 months.

Account Sales betting continued to show strong growth, with self-service technologies representing 49.2% of account transactions, and internet transactions growing by 69.6% during the six-month period.

Keno in Queensland and New South Wales and the Jupiters International technology sales business were integrated into the operations from November 2003. For the two months, these businesses contributed $19.5 million in revenue with all products showing solid growth over comparable periods. On a comparative six-month pro-forma basis Keno revenue from all States was up 3.9% on the prior corresponding period and Jupiters International (including international sales and support of Trackside) recorded $9.8 million in revenue for the six months, up from $1.9 million in the prior corresponding period.

The overall revenue growth, combined with the division's ability to continue to extract operating efficiencies, resulted in an increase of 24.2% in EBITA to $46.6 million. On a comparative six-month pro-forma basis, EBITA for Wagering and Network Games increased 14.8% on the prior corresponding period.

Summary of Wagering Business Financial Performance	6 Months to 31 Dec 03 $m	6 Months to 31 Dec 02 $m	Change %
Operating revenue	253.3	223.5	13.3
Total revenue from ordinary activities	259.7	227.2	14.3
Racing industry fees	68.6	66.0	4.0
Government betting tax*	66.4	60.6	9.6
Operator commissions	27.6	21.7	27.1
Other operating expenses	43.1	35.7	20.8
EBITDA	54.1	43.3	25.0
EBITA	46.6	37.5	24.2

* Includes GST on gambling revenue

GAMING DIVISION

The Gaming division reported a 4.6% decline in net operating revenue over the previous corresponding period to $428.7 million. The decrease in net operating revenue reflected six months of smoking bans in Victorian gaming venues for the period ended 31 December 2003, compared to four months for the previous corresponding period, with revenue from Victorian gaming down 5.3% on the prior corresponding period. On a comparative six-month pro-forma basis the overall revenue decrease was 5.0% on the prior year, with machine monitoring in Queensland up 10.2%.

The decrease associated with the smoking bans has been partially offset by improved facilities, amenities and products in Victorian venues.

Recovery from the smoking bans continued. Revenue from Victorian operations for the month of December 2003 increased 2.7% compared with December 2002. The company continues to work with venues to improve the amenities for smokers with 198 venues of the total 270 having been modified to the 'optimum' (Grade 4) smoking area solution as at 31 December 2003. In addition, all venues have implemented an electronic gaming machine reservation system to meet the needs of smokers.

Revenue performance was supported by the company's ongoing process of upgrading its network with the latest games, machines and jackpot products. A total of 1,581 new games, new machines and machine platform upgrades have been introduced. This included 215 Cash Express hyperlink jackpot machines, which have been well received by our customers. A total of 502 hyperlink machines are now operational.

During the period, one new TABARET venue opened and 20 venues were refurbished.

The Gaming division integrated the Jupiters Machine Monitoring business into its operations from November 2003. For the two months, this business contributed $3.6 million in revenue, showing solid growth over comparable periods.

Operating costs (excluding $1.8 million in non-recurring items in the prior period) were 21.8% above the prior corresponding period due to the inclusion of machine monitoring operating expenses. On a comparative six-month pro-forma basis, costs were below the prior corresponding period by 2.7% excluding non-recurring items.

EBITA (excluding non-recurring items) declined 5.7% to $108.8 million compared with the previous period. On a comparative six-month pro-forma basis, EBITA (excluding non-recurring items) declined 5.2%.

Victoria's TABARET hotel venues contributed $31.4 million to the State's Community Support Fund for the six months to 31 December 2003.

Summary of Gaming Business Financial Performance	6 Months to 31 Dec 03 $m	6 Months to 31 Dec 02 $m	Change %
Operating revenue	428.7	449.2	-4.6
Total revenue from ordinary activities	431.8	450.6	-4.2
Government betting tax*	172.9	182.4	-5.2
Operator commissions	117.9	124.3	-5.1
Other operating expenses	18.9	17.3	-9.4
EBITDA	122.1	126.7	-3.6
EBITA	108.8	113.6	-4.2

* Includes GST on gambling revenue

CASINOS DIVISION

The Casinos division achieved a 39.3% increase in net operating revenue to $432.4 million and an increase in EBITA (excluding non-recurring items) to $136.1 million, reflecting the Jupiters acquisition. On a comparative six-month pro-forma basis, operating revenues increased 6.0%, while EBITA (excluding non-recurring items) increased 22.8%.

At Star City, revenue from the main gaming floor tables increased by 6.5%, continuing the strong growth achieved in the second half of the 2003 financial year. Revenue from table games in the private gaming room increased 2.9% and electronic gaming revenue increased 1.0%. Increased investment in new products such as Rapid Sic Bo, expansion of the Rapid Roulette product and an enhanced promotional program is expected to improve current performances. The stage show Mamma Mia completed its run at Star City after achieving sales of 664,604 tickets. Hotel operations grew strongly despite the refurbishment of 310 standard rooms during this period. Occupancy of 85.7% was achieved for the half on stronger average room rates. High occupancy during the Rugby World Cup boosted the solid underlying growth. A continued focus on operating efficiencies delivered a 3.1% increase in the EBITDA margin at Star City.

The three Jupiters casinos on the Gold Coast, in Brisbane and in Townsville delivered strong net operating revenues for the two months to 31 December 2003, recording solid hotel room occupancy and improvements to gaming machine products. There were mixed performances in table games, but strong revenue growth from electronic gaming machines across the three casinos. On a comparative six-month pro-forma basis, net operating revenue from the three Jupiters casinos was up 8.8% relative to the prior corresponding period with revenue from the international rebate play business $14.6 million above theoretical for the six months. Electronic gaming revenue increased by 7.8% relative to the prior corresponding period. On the same pro-forma basis, non-gaming net operating revenue at the three Jupiters casinos was up 9.7% on the prior corresponding period.

The integration of Jupiters into the TABCORP group continues and teams from Jupiters and Star City are now sharing best-practice knowledge in all areas of casino operations to enhance customer experience and operating margins.

The Queensland Government's announcement of a $9 million phase one expansion of the Gold Coast Convention and Exhibition Centre is extremely positive and strongly supported by TABCORP. The initial $118 million project will have a 6,000 seat auditorium – the largest in Australia for a convention centre – 19 meeting rooms and 7,000 square metres of exhibition space. The project has created 3,000 full time jobs during construction and will open mid-year.

Summary of Casinos Financial Performance	6 Months to 31 Dec 03 $m	6 Months to 31 Dec 02 $m	Change %
Operating revenue	432.4	310.4	39.3
Total revenue from ordinary activities	434.2	313.2	38.6
Government betting tax*	83.3	63.1	31.9
Operating expenses	186.7	142.2	31.3
EBITDA	164.2	107.9	52.2
EBITA	136.1	81.6	66.9

* Includes GST on gambling revenue

TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709
All Registry communication to:
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne Vic 3000
GPO Box 1736
Melbourne Vic 3001
Telephone: 1300 665 661
Telephone: (03) 9615 9780
Facsimile: (03) 9615 9900
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

Dear Shareholder,

It is with pleasure that TABCORP Holdings Limited extends to you, as a valued shareholder, additional opportunities to experience the company's hotel, casino and entertainment complexes.

The shareholder benefits scheme includes special offers on accommodation, food and beverage and other services as described below.

Attached is your Shareholder Benefits Card which must be presented should you wish to take advantage of this benefits scheme. This card is valid until 30 April 2005. The Board intends to issue new cards each year to coincide with the interim dividend. This offer is only available to shareholders holding a minimum of 200 TABCORP shares.

Participation in the shareholder benefits scheme is governed by the terms set out in this letter and the accompanying card. By using your Shareholder Benefits Card you agree to the terms and conditions of the scheme, as well as any future amendments as notified to you from time to time.

Special Shareholder Room Rates

- $175 at Star City (Sydney) (including parking). For reservations call 1800 700 700.
- $150 at Conrad Jupiters (Gold Coast) (including breakfast). For reservations call 1800 074 344.
- $165 at Conrad Treasury (Brisbane) (including breakfast and valet parking). For reservations call 1800 506 889.
- $130 at Jupiters Townsville (including valet parking). For reservations call 1800 079 210.

All rates are per room, per night, for a maximum of two people, excluding school holidays and public holidays and are subject to availability. Black-out dates may apply during special event periods and may reduce the level of availability.

Special Shareholder Restaurant Offers

A discount of 10% off the cost of food and beverage at participating restaurants and cafes at Star City (Sydney), Conrad Jupiters (Gold Coast), Conrad Treasury (Brisbane) and Jupiters Townsville. This offer is only available to the registered shareholder and up to a maximum of three accompanying guests.

TABCORP SHAREHOLDER BENEFITS CARD

This card provides the shareholder with discounts, such as special hotel room and restaurant rates, at the company's hotel and casino complexes. By using this card you agree to the terms and conditions accompanying this card when issued and all future amendments as notified by TABCORP.

Expiry Date: 30 April 2005

TABCORP Holdings Limited
ABN 66 063 780 709

▲ Please bend and peel here ▲

Special Shareholder Theatre Tickets

A discount of 20% off tickets for shows at Conrad Jupiters (Gold Coast). For reservations call 1800 074 144. This offer is only available to the registered shareholder and one accompanying guest.

Special Shareholder Gym Membership

A discount of 15% off gym membership to Turbines, at Star City (Sydney) and to Conrad Fitness, at Conrad Jupiters (Gold Coast).

Special Shareholder Merchandise Discount

A discount of 10% off merchandise at any of the following outlets;

- Star Shop at Star City (Sydney),
- Paradise Gifts at Conrad Jupiters (Gold Coast), and
- Treasury Gifts and Souvenirs at Conrad Treasury (Brisbane).

How to Use Your Card

1. Reservations must be made directly with the hotel, restaurant or venue.
2. At restaurants please notify the staff that you have a Shareholder Benefits Card upon arrival.
3. Quote your name and Shareholder Benefits Card number at the time of making your reservation.
4. Present your card to obtain your benefits.

Terms and Conditions

1. Offers only available on presentation of Shareholder Benefits Card.
2. No discount is available on beverages purchased from bars.
3. Not available in conjunction with any other promotion or discount offer.
4. The card is not transferable and is only valid for the person whose name is printed on the card.
5. All rates are in Australian dollars and are inclusive of GST.
6. TABCORP reserves the right to recall this card if these terms and conditions are not met.
7. The Board of TABCORP has the discretion to terminate or vary the shareholder benefits scheme at any time and will duly notify all shareholders.
8. A fee may be levied for replacement cards to cover the necessary expense.

Enquiries

Shareholders should direct their enquiries to the appropriate hotel and casino property by using the contact details on the back of this card. General shareholder enquiries should be directed to the company's share registry for which contact details are at the top of this letter.


Contact the hotel and casino to make your reservation.
Star City
Conrad Jupiters - Broadbeach Island, Broadbeach QLD
Reservations 1800 074 344
Conrad Treasury - George Street, Brisbane QLD
www.conrad.com.au
Jupiters Townsville Hotel & Casino - Sir Leslie Thiess Drive, Townsville QLD
No discount is available on beverages purchased from bars.
Not available in conjunction with any other promotion or discount offer.
Present your card to obtain your benefits.

TABCORP Holdings Limited – Australian Company Number 063 780 709

JUPITERS TOWNSVILLE

Entertainment Central

Situated on the Breakwater Marina and **overlooking Magnetic Island**, Jupiters Townsville is a veritable playground for holidaymakers, business travellers, and locals alike. From the large pool and **relaxing** spa set in the midst of **lush tropical** surrounds, to the finest cuisine and friendly staff and service, Jupiters Townsville is the epitome of North Queensland's relaxed lifestyle.









STAR CITY
General Enquiries
Phone: +61 2 9777 9000
Facsimile: +61 2 9657 8344
www.starcity.com.au

CONRAD JUPITERS
General Enquiries
Phone: +61 7 5592 8100
Facsimile: +61 7 5592 8219
www.conrad.com.au

CONRAD TREASURY
General Enquiries
Phone: +61 7 3306 8888
Facsimile: +61 7 3306 8880
www.conrad.com.au

JUPITERS TOWNSVILLE HOTEL & CASINO
General Enquiries
Phone: +61 7 4722 2333
Facsimile: +61 7 4772 4741
www.jupiterstownsville.com.au

When visiting our casinos, remember to bet with your head, not over it.
Is gambling a problem for you? G-line (NSW) is a counselling service
CALL 1800 633 635

EXPERIENCE *the* EXCITEMENT

at TABCORP's Hotels and Casinos













STAR CITY - SYDNEY

Premier Entertainment

Star City is New South Wales' only casino and is Sydney's **premier 24 hour entertainment** facility located on the shores of Sydney Harbour, enjoying **sweeping views** of the harbour and city skyline. Star City has a huge TAB lounge and sports bar, Star Keno and 200 gaming tables featuring popular games such as Roulette and Sic Bo. The superb facilities and **professional** and **friendly staff** are second to none, offering visitors 24 hour excitement all year round.



CONRAD JUPITERS - GOLD COAST

Feel the Rhythm

Conrad Jupiters is a **non-stop hub of entertainment and action** superbly situated on Queensland's stunning Gold Coast. Operating around the clock, seven days a week, a night out at Conrad Jupiters will always be **full of excitement**. There are over two **electrifying** levels providing the latest games and popular forms of entertainment. The choice of nine bars will suit any mood and the world-class restaurants with the famous **'Conrad service'** offers guests a culinary experience unmatched on the Gold Coast, while the **Jupiters Theatre** shines the spotlight on the finest international acts.



CONRAD TREASURY - BRISBANE

Ever Surprising

A place for every occasion. Whatever atmosphere you're looking for, you'll find the ideal place at Conrad Treasury. **Relax** and **unwind** *in one of our many bars.* Whether you're here for a quiet drink or wanting to catch one of our ever surprising live acts, there's a bar for you at Conrad Treasury. Or be transformed on the Queen Street Level, where you'll **enjoy** a gaming experience like no other, under a magnificent four-storey atrium featuring coconut palms set amongst the gaming tables, with a sky blue ceiling and starry nights. From live music to stand up comedy, there's **surprising entertainment** on every night of the week at Conrad Treasury.

